UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)


                         TOREADOR RESOURCES CORPORATION
            ---------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.15625 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    891050106
            ---------------------------------------------------------
                                 (CUSIP Number)


                     MatlinPatterson Capital Management L.P.
          MatlinPatterson Distressed Opportunities Master Account L.P.
                    MatlinPatterson Capital Management GP LLC
                                 David J. Matlin
                                Mark R. Patterson
                                 Michael Watzky
                            (Name of Persons Filing)

                                  Robert Weiss
                     MatlinPatterson Capital Management L.P.
                         520 Madison Avenue, 35th Floor
                            New York, New York 10022
                            Telephone: (212) 651-9525
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 20, 2008
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,200,599
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Distressed Opportunities Master Account L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                        0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                2,200,599
                                    --------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MatlinPatterson Capital Management GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,200,599
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,200,599
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,200,599
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Watzky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 2,200,599
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 2,200,599
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200,599
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106

INTRODUCTION

         This Amendment ("Amendment No. 2") amends and supplements the Schedule 13D Statement, filed on March 24, 2008, (the "Initial Statement"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on June 13, 2008 ("Amendment No. 1"). The Initial Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "Statement."

         Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

         The Initial Statement was filed on behalf of (1) MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("MatlinPatterson Distressed"), (2) MatlinPatterson Capital Management L.P., a Delaware limited partnership ("MatlinPatterson Capital Management") by virtue of its investment authority over securities held by MatlinPatterson Distressed, (3) MatlinPatterson Capital Management GP LLC, a Delaware limited liability company ("MatlinPatterson Capital Management GP"), as the general partner of MatlinPatterson Capital Management, (4) David J. Matlin ("David Matlin") and Mark R. Patterson ("Mark Patterson") each, as a holder of 50% of the membership interests in MatlinPatterson Capital Management GP and (5) Michael Watzky ("Michael Watzky"). MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin, Mark Patterson and Michael Watzky are collectively referred to as the "Reporting Persons" and each a "Reporting Person" to disclose the shared beneficial ownership by the Reporting Persons of 1,856,854 shares of the common stock, par value $0.15625 per share (the "Common Stock") of Toreador Resources Corporation (the "Company" or "Issuer") held by MatlinPatterson Distressed.

         Amendment No. 1 was filed on behalf of the Reporting Persons to disclose shares of Common Stock of the Company purchased by the Reporting Persons in open market transactions.

         This Amendment No. 2 is being filed on behalf of the Reporting Persons to report a letter, dated June 20, 2008, MatlinPatterson Distressed submitted to the Company.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding the following to the end of paragraph 2 of said Item 4 as follows:

         On June 20, 2008, MatlinPatterson Distressed submitted a letter to the Company, filed as Exhibit 2 hereto, in which it expressed concerns about the Company's performance and direction. MatlinPatterson Distressed recommended that the board of directors proceed with a sale of the Company to improve shareholder value. Further, MatlinPatterson Distressed recommended that the Company cease all new exploration and production activities other than current commitments and to reduce its selling, general and administrative expenses starting with the elimination of the Dallas exploration and production team.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended and restated as follows:

         (a)-(b) The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons is based upon 19,936,757 shares outstanding at May 9, 2008, as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 2008.

         (1) MatlinPatterson Distressed is a direct beneficial owner of 2,200,599 shares of Common Stock, consisting of 2,153,880 shares of Common Stock and 5% Senior Convertible Notes due 2025 which are immediately convertible into 46,719 shares of Common Stock, and each of the other Reporting Persons is an indirect beneficial owner of 2,200,599 shares of Common Stock, consisting of 2,153,880 shares of Common Stock and 5% Senior Convertible Notes due 2025 which

Schedule 13D
Cusip No. 891050106

are immediately convertible into 46,719 shares of Common Stock. The 2,200,599 shares of Common Stock represent beneficial ownership of approximately 10.8% of the Company's issued and outstanding shares of Common Stock (assuming conversion of the 5% Senior Convertible Notes due 2025 beneficially owned by MatlinPatterson Distressed).

         (2) MatlinPatterson Capital Management serves as investment adviser or manager to MatlinPatterson Distressed. By reason of such relationship, MatlinPatterson Capital Management may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (3) MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management. By reason of such relationship, MatlinPatterson Capital Management GP may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (4) Mark Patterson and David Matlin are the holders of all of the membership interests in MatlinPatterson Capital Management GP. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (5) Michael Watzky serves as the Senior Portfolio Manager of MatlinPatterson Capital Management. By reason of such relationship, Michael Watzky may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (c) The Form 4s filed by the Reporting Persons on June 6, 2008, June 9, 2008, June 10, 2008, June 11, 2008, June 12, 2008, June 16, 2008, June 18, 2008,
June 19, 2008 and June 24, 2008 lists all transactions in the Common Stock by the Reporting Persons since Amendment No. 1. All of such transactions were purchases effected in the open market.

         (d) Not applicable

         (e) Not applicable

Item 7. Material to be Filed as Exhibits


Exhibit 1(*) Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

Exhibit 2 Letter, dated June 20, 2008, from MatlinPatterson Distressed to the Chairman of the Board of Directors of the Company.

Exhibit 24.1(*)   Power of Attorney by David J. Matlin

Exhibit 24.2(*)   Power of Attorney by Mark R. Patterson

Exhibit 24.3(*)   Power of Attorney by Michael Watzky

Exhibit 24.4(*)   Power of Attorney by MatlinPatterson Capital Management GP LLC


--------------
(*)  Previously filed as an Exhibit to the Statement

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 20, 2008

                                       MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                       By: MATLINPATTERSON CAPITAL MANAGEMENT GP
                                           LLC, its general partner

                                            By: /s/ LAWRENCE TEITELBAUM
                                                --------------------------------
                                                Name:  Lawrence Teitelbaum
                                                Title: Chief Financial Officer


                                       MATLINPATTERSON DISTRESSED OPPORTUNITES
                                       MASTER ACCOUNT L.P.

                                       By: MATLINPATTERSON DOF GP LLC, its
                                           general partner

                                           By: MP ALTERNATIVES GP HOLDINGS LLC,
                                               its managing member

                                               By: /s/ LAWRENCE TEITELBAUM
                                                   -----------------------------
                                                   Name:  Lawrence Teitelbaum
                                                   Title: Chief Financial
                                                          Officer


                                       MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

                                       By: /s/ LAWRENCE TEITELBAUM
                                           -------------------------------------
                                           Name:  Lawrence Teitelbaum
                                           Title: Chief Financial Officer


                                       DAVID J. MATLIN

                                       By: /s/ LAWRENCE TEITELBAUM
                                           -------------------------------------
                                           Lawrence Teitelbaum,
                                           by power of attorney


                                       MARK R. PATTERSON

                                       By: /s/ LAWRENCE TEITELBAUM
                                           -------------------------------------
                                           Lawrence Teitelbaum,
                                           by power of attorney


                                       MICHAEL WATZKY

                                       By: /s/ LAWRENCE TEITELBAUM
                                           -------------------------------------
                                           Lawrence Teitelbaum,
                                           by power of attorney

                                  EXHIBIT INDEX


Exhibit 1(*) Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

Exhibit 2 Letter, dated June 20, 2008, from MatlinPatterson Distressed to the Chairman of the Board of Directors of the Company.

Exhibit 24.1(*)   Power of Attorney by David Matlin

Exhibit 24.2(*)   Power of Attorney by Mark Patterson

Exhibit 24.3(*)   Power of Attorney by Michael Watzky

Exhibit 24.4(*)   Power of Attorney by MatlinPatterson Capital Management GP LLC


(*)  Previously filed as an Exhibit to the Statement

                                   Exhibit 2


MatlinPatterson                          MatlinPatterson Capital Management L.P.
                                                              520 Madison Avenue
                                                   New York, New York 10022-4213
                                                         Telephone: 212-651-9500
                                                               Fax: 212-651-4029

                                                                   June 20, 2008
John Mark McLaughlin
Chairman, Board of Directors,
Toreador Resources Corporation
13760 Noel Road, Suite 1100
Dallas, TX 75240-1383

Dear Mr. McLaughlin:

As you know, MatlinPatterson Distressed Opportunities Master Account L.P. is a significant shareholder of Toreador Resources Corporation, holding over 10% of the company's stock. We are writing you to express our deep concerns about the company's performance and direction and to give you our recommendations for improving shareholder value.

In the past eighteen months, the company's shareholders have suffered through exploration failures, capital misallocations, poor corporate governance, a failure to sell a portion of the company's interest in the South Akcakoca Sub-Basin project and an apparent lack of concern by management and the Board for the preservation and enhancement of the value of the company's stock. As a result, the current enterprise value of the company is currently less than PV-10 value of its French reserves alone. It is obvious to us that the current strategy is not working and that the Board must pursue alternative approaches to deliver value to the shareholders.

Despite the company's disappointing performance, we believe that the company's assets, reserves and acreage would have significant potential in the hands of a competent exploration and production team. Accordingly, we believe the best way to realize value for shareholders is a sale of the company and we urge the Board to immediately hire investment bankers and proceed with a sale process. We are willing to assist the company in finding suitable investment bankers and potential acquirers and to do what we can to expedite a sale.

While the company pursues a sale, we urge the company to immediately take steps to improve its results, including ceasing all new exploration and production activities other than current commitments, and to significantly reducing SG&A, starting with eliminating the Dallas exploration and production team.

We urge management and the Board to take our suggestions seriously and implement them. We are not satisfied with the status quo, and, if management and the Board do not move in the direction we have outlined, we will take that as evidence that they should be replaced by people who are focused on the best interests of the company's shareholders.


Sincerely yours,

MatlinPatterson Distressed Opportunities Master Account L.P.

         By:  MATLINPATTERSON DOF GP LLC, its general partner

              /s/ MICHAEL WATZKY                /s/ MIKE SUKHADWALA
              ---------------------------       --------------------------------
              Michael Watzky                    Mike Sukhadwala
              Senior Portfolio Manager          Portfolio Manager


Cc:  Nigel Lovett
     Chief Executive Officer
     Toreador Resources
     13760 Noel Road, Suite 1100
     Dallas, TX 75240-1383